UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-38631

CHEER HOLDING, INC.

22F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Third Amended and Restated Memorandum and Articles of Association

On September 4, 2024, the Board of Directors (the “Board”) of Cheer Holding, Inc. (the “Company”), authorized and approved the amendment and restatement of the Second Amended and Restated Memorandum and Articles of Association of the Company by the deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association (the “MAA”) to effect the increase of the Company’s authorized share capital as from US$200,200 divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each; to US$200,700 divided into 200,000,000 Class A ordinary shares of a par value of US$0.001 each (the “Class A Shares”), 500,000 Class B ordinary shares of a par value of US$0.001 each (the “Class B Shares”) and 2,000,000 preferred shares of a par value of US$0.0001 each; by the creation of 500,000 Class B ordinary shares of a par value of US$0.001 each with the rights attaching to such shares as set out in the MAA (the “Charter Amendment”). The Charter Amendment was approved by the Company’s shareholders on August 28, 2024.

The Charter Amendment was effected by filing a notice and the MAA to the Registrar of Companies of the Cayman Islands on September 4, 2024. Upon the effectiveness of the MAA, the Company’s Class A Shares will trade on the Nasdaq Capital Market (“Nasdaq”) under the symbol “CHR”. The CUSIP number for the Company’s Class A Shares will remain G39973204.

A copy of the MAA is attached hereto as Exhibit 3.1.

Entry into Subscription Agreement for Class B Shares

On September 9, 2024, the Company entered into a Subscription Agreement (the “Subscription Agreement”) with Mr. Bing Zhang, the Company’s Chairman, Director, Chief Executive Officer and Chief Financial Officer. Pursuant to the Subscription Agreement, the Company agreed to issue and sell to Mr. Zhang an aggregate of 500,000 Class B Shares of the Company, at par, for an aggregate purchase price of US$500, or US$0.001 per share (the “Share Purchase”). The closing of the Share Purchase occurred on September 9, 2024.

Class A Shares and Class B Shares shall at all times vote together as one class, and each Class A Share shall be entitled to one (1) vote and each Class B Share shall be entitled to one hundred (100) votes. Class B Shares are not convertible into Class A Shares, and may be redeemed by the Company at par value at the option of the holder.

The Share Purchase was approved by the Company’s shareholders on August 28, 2024, and authorized and approved by the Board on September 4, 2024. The Share Purchase is intended to support the Company’s management team’s ability to implement a sustainable development strategy to fully integrate the Company’s multi-platform portfolio to become one of the most innovative internet companies in China. This structure will assist in the continuity of management in order to implement its short- and long-term business plan without being distracted by external financial market factors which, many times, are out of management’s control.

The Class B Shares have not been registered under the Securities Act of 1933, as amended (“Securities Act”), and may not be offered or sold in the United States absent a registration statement or exemption from registration. The Class B Shares issued in connection with the Subscription Agreement are exempt from the registration requirements of the Securities Act, pursuant to Regulation S of the Securities Act.

The foregoing description of the Subscription Agreement is qualified in its entirety by reference to the full text of the form of Subscription Agreement which is filed as Exhibit 4.1 to this Form 6-K and incorporated herein by reference.

Incorporation by Reference

This report and Exhibits 3.1 and 4.1 attached to this Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-237788) and on Form F-3 (File No. 333-279221), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit	Exhibit Description
3.1	Notice and Third Amended and Restated Memorandum and Articles of Association
4.1	Form of Subscription Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 10, 2024	Cheer Holding, Inc.

	By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Chief Executive Officer

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